February 14, 2023
Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Zhangmen Education Inc. Form 20-F for Fiscal Year Ended December 31, 2021 Filed May 3, 2022 File No. 001-40455

Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Rucha Pandit and Donald Field:

This letter sets forth the responses of Zhangmen Education Inc. (the “Company”), including the proposed amendments to its annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Annual Report”), to the comments the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated February 7, 2023.

For the Staff’s convenience, we have included below the comments in bold, and the Company’s responses and/or proposed amendments to the 2021 Annual Report are set forth immediately below the comments (with new language indicated by underlines and deleted language indicated by strike-through marks). The Company undertakes to include the proposed amendments substantially as set forth below in its annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”), with appropriate revisions and updates to reflect the Company’s circumstances at the time when the Company files the 2022 Annual Report.

Form 20-F for Fiscal Year Ended December 31, 2021

Item 3, Key Information, page 1

1. We note your response to comment 9 and reissue in part.  Additionally, we note your proposed revised disclosure continues to only generally describe the new or proposed laws and regulations but does not evaluate how the company will actually be impacted by the new or proposed laws and regulations.  Please revise to clarify and specifically address if you believe you will be subject to a cybersecurity review.  To the extent you do not believe you will be subject to a cybersecurity review, discuss how you came to that conclusion including the underlying facts and circumstances which support that determination.  Please revise as applicable so investors can clearly understand how these new or proposed laws and regulations will impact the company and its business and any future offerings.

Response

The Company respectfully advises the Staff that based on the consultation with competent government authorities, under the currently effective PRC laws and regulations, a company that has been listed on a foreign stock exchange before the promulgation of the Revised Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or to maintain its listing status on the foreign stock exchange on which its securities have been listed. As such, the Company believes that, under the currently effective PRC laws and regulations, the Company is not required to go through a cybersecurity review by the CAC to conduct a security offering or maintain its trading status in the U.S. For details, see the Company’s proposed amendments to the 2021 Annual Report in response to Comment 9 in the response letter dated January 17, 2023.

The Company also intends to further revise the last paragraph on page 1 of the 2021 Annual Report as follows, and make conforming disclosures in the 2022 Annual Report:

According to consultation with the competent government authorities, under the currently effective PRC laws and regulations, a company that has been listed on a foreign stock exchange before the promulgation of the Revised Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or to maintain its listing status on the foreign stock exchange on which its securities have been listed. Based on the consultation, we believe that, under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC to conduct a security offering or maintain our trading status in the U.S and therefore, we believe the Cybersecurity Review Measures do not have any material adverse impact on our operation and future security offering as of the date of this annual report. However, there remain substantial uncertainties on the interpretation and implementations of the Cybersecurity Review Measures. If the CSRC, the CAC or other regulatory agencies later require that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Material Licenses and Permits, page 2

2. We note your response to our prior comment 11 and reissue in part.  Please revise to name your PRC Legal Counsel.

Response

In response to the Staff’s comment, the Company intends to further revise the following disclosure under “Item 3. Key Information – Material Licenses and Permits” starting from page 2 of the 2021 Annual Report as follows, and make conforming disclosures in the 2022 Annual Report:

Permission Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

Excepts as disclosed in “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our business operations in China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones could have a material adverse impact on our business, financial condition and results of operations.” and “Item 3. Key

Information—3.D. Risk Factors—Risk Relating to Our Business and Industry—Significant uncertainties exist in relation to interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry, which may materially and adversely affect our business, financial condition and results of operations. In particular, our compliance with the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education and the implementation measures issued by the relevant PRC government authorities has materially and adversely affected and may continue to affect our business, financial condition, results of operations and prospect,” as advised by Tian Yuan Law Firm, our PRC legal counsel, we believe our PRC subsidiary and the VIE have obtained all licenses and approvals required for our operations in China, including, among others, the Radio and Television Program Production Operating License ~~and~~, Publication Operating License, and Value-added Telecommunications Business Operating License and Internet Culture Operating License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we or the VIE may be required to obtain additional licenses, permits, filings, or approvals for the business operations in the future. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if we or the VIE had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us or the VIE to obtain such approval, permits, registrations or filings in the future, we or the VIE may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us or the VIE to fines and other regulatory, civil or criminal liabilities, and we or the VIE may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operations. For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry.”

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to the Company’s Annual Report on Form 20-F, please contact the undersigned or Li He (Tel: +852-2533-3306) and Kevin Zhang (Tel: +852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,
Zhangmen Education Inc.
By:	/s/ Yi Zhang
Name: Yi Zhang
Title: Chairman of the Board of Directors and Chief Executive Officer

cc:	Li He
Davis Polk & Wardwell LLP